CONNECTICUT OFFICE:

TORONTO OFFICE:

PO Box 577

44th Floor, Scotia Plaza

Sherman, CT

40 King Street West

U.S.A.   06784

Toronto, Ontario

Phone: (860) 364-1830

Canada    M5H 3Y4

Fax :    (860) 364-0673

Phone: (604) 696-4236

www.tanzanianroyalty.com

Fax:     (604) 696-4239

BY EDGAR

April 8, 2016

John Reynolds

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:

Tanzanian Royalty Exploration Corporation

Form 20-F for the Fiscal Year Ended August 31, 2015

Filed December 28, 2015

File No. 001-32500

Dear Mr. Reynolds:

We are submitting this letter in response to the Securities and Exchange Commission’s (“SEC”) staff comment letter dated April 5, 2016. We have reproduced the text of the staff comments in bold-faced type and have provided our responses in italics. Terms used in our responses that are not defined shall have the same meanings as defined in our Form 20-F.

1.

We note your secured gold loan agreements referenced on page 92 and listed as exhibits 4.25 and 4.26 on your exhibit list. We are unable to locate exhibits 4.25 and 4.26, as they do not appear to have been filed with the Form 20-F. Please file your two secured gold loan agreements or advise.

We have submitted the Form 20-F, Amendment No. 1 to include Exhibits 4.25 and 4.26, which were inadvertently omitted from the Form 20-F Annual Report filed on December 28, 2015.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours respectfully,

Tanzanian Royalty Exploration Corporation

/s/ “James Sinclair”

James Sinclair

President and Chief Executive Officer